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March 19, 2002
RE: Offer to Purchase Limited Partnership Interests


Dear Fellow Investor:

The purpose of this letter is to update you on the status of our Offer to buy your Limited Partnership Units in Marriott Residence II Inn Limited Partnership. Our Offer Price has been reduced from $300 per Unit to $200 per Unit in cash. The reduction in our Offer Price is due to recent announcements by the General Partner of the Partnership that we believe may materially change the value of the Partnership. In addition, our new Offer Price of $200 per Unit will be reduced by any distributions made on or after February 15, 2002, and will be increased by any interest that accrues as provided in the Offer to Purchase.

The Purchaser is owned by MRI Partners, LLC, a joint venture between subsidiaries of Madison Capital Management, LLC and Haberhill LLC. Madison is a privately-held investment firm which purchases units in hundreds of under-performing limited partnerships. To date, over 65,000 limited partners nationwide in over 320 limited partnerships have chosen to sell their units to Madison, making it a leading and reliable choice for limited partnership investors seeking a timely, cost-effective liquidity option. Haberhill is a privately-held real estate investment advisory firm. None of the Purchaser, Madison nor Haberhill is affiliated with the Partnership or its general partner. We are principals seeking to acquire Units for our investment portfolio only (we are not a matching service or professional broker who regularly resells units).

Please consider the following in evaluating our Offer:

o STATUS OF CURRENT OFFER. Our offering price is being reduced to $200 per Unit due to the General Partner's March 6, 2002 announcement in its response to our tender offer that a significant amount of the Partnership's cash reserves will be used for capital improvements to its properties. We believe the use of this cash for capital improvements may drastically reduce the value of the Partnership's units. In our prior evaluation of the Partnership, we assumed that the Partnership would fund capital improvements from operating cash flows, and that substantially all of the Partnership's non-restricted reserves would be distributed to limited partners. The Partnership's use of $9.7 million, or approximately 40%, of this cash for capital improvements reduces the amount of cash available to the limited partners and thus reduces the value of the Partnership Units to the extent a return on such expenditures in the form of improved future operating results or enhanced property values is not realized. In addition, the General Partner's announcement includes disclosure that the properties' current performance levels have decreased. Based upon the changes described in the General Partner's March 6, 2002 announcement, our estimated value of the Partnership's Units has been reduced.

     We have communicated to the General Partner our concerns about the apparent inconsistency between the Partnership's determination to increase capital expenditures in the near term and its obligation under the Partnership Agreement to attempt to locate a purchaser for the Partnership's inns and liquidate the Partnership as promptly as practicable, and has demanded to inspect the Partnership's relevant books and records regarding such expenditures.

o UNCERTAINTY ABOUT DISCUSSIONS WITH POTENTIAL BIDDER. In its March 6, 2002 response letter to our offer, the General Partner discloses that exclusive discussion between the Partnership and a bidder were taking place prior to September 11, 2001concerning the acquisition of the Partnership's interests. These discussions were suspended shortly after that date in order for the bidder to evaluate the economic impact of the events of that date on the Partnership's properties. The General Partner further discloses that this bidder continues to evaluate the possibility of an acquisition, however no assurance is given that a transaction will take place.

o DISTRIBUTIONS ARE SUSPENDED. The Partnership has not paid any distributions from operations since February 1998. It is required to make debt service payments, payments to capital expenditure reserve accounts and payments to the property manager before distributions to limited partners can be reinstated. In its 2000 annual report, the Partnership states that "It appears unlikely that cash distributions will be possible for the next several years."

o THE PARTNERSHIP HAS SIGNIFICANT INDEBTEDNESS. The Partnership's indebtedness consists of a single mortgage note totaling approximately
$132 million, which bears interest at a rate of approximately 8.55%, and matures



     Madison Liquidity Investors 117, LLC 6143 South Willow Drive Ste. 200
                           Greenwood Village, CO 80111
          Phone: (800) 269-7313        Facsimile: (303) 957-2098

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on March 10, 2006 and is secured by the Partnership's properties. Except in limited circumstances, this loan cannot be prepaid without significant penalty.

o CAPITAL EXPENDITURES. Under its property management agreement, the Partnership is required to maintain a property improvement fund to finance necessary capital improvements. The fund has contained insufficient capital to meet current needs since the beginning of 1998. The Partnership has said in its 2000 annual report, "[t]he shortfall is primarily due to the need for suite refurbishments at a majority of the Inns as part of ongoing, routine, capital maintenance. To address the shortfall, [the Partnership] provided additional cash of $1.6 million and $2.5 million to the property improvement fund in the first quarter of 2000 and 1999." In the Partnership's most recent Quarterly Report on Form 10-Q, it reports that the property manager estimated that approximately $59 million may be required over the next five years to finance capital improvements. In the General Partner's response letter to our current offer it is announced that cash flow from operations will not be sufficient to fund these capital improvements and that approximately $9.7 million of cash reserves will be needed to fund these improvements.

o YOU WILL FOREGO FUTURE BENEFITS OF OWNING UNITS. Tendering Unitholders will give up the opportunity to participate in any future benefits of ownership, including potential future distributions by the Partnership. The Offer Price may be less than the total amount which you might otherwise receive with respect to your Units over the remaining term of the Partnership.

o WE SEEK TO MAKE A PROFIT ON THE PURCHASE OF UNITS. We are making the Offer for investment purposes and with the intention of making a profit from ownership of the Units. In establishing the Offer Price, we are motivated to establish the lowest price that might be acceptable to Unitholders consistent with our objectives, which may conflict with your interest in receiving the highest price for your Units

o CONDITIONS OF SALE. Our obligation to purchase Units is subject to our right to prorate among tendering Unitholders the number of Units we will purchase, as well as other conditions set forth in the Offer to Purchase.

o YOU MAY ATTEMPT TO SELL IN THE SECONDARY MARKET. The Offer Price is less than prices recently quoted by secondary market matching services. However, we have seen no trading in the secondary market for these units after the General Partner's March 6, 2002 response letter to our offer. We believe the price paid for these units in the secondary market may be reduced due to this recent announcement. We also believe that transactions through secondary market services are costly and time consuming, and that quoted prices often differ from the price received.

If you have already tender your units to us at the $300 per Unit offering price please be aware that the amount you will receive will be reduced to $200 per Unit. If you do not wish to receive the reduced offering price of $200 per Unit please refer to Section 5 - "Withdrawal Rights" of the Offer to Purchase that was originally sent to you or call us toll-free at (800) 269-7313 to express your desire to withdraw your units. If you wish to withdraw your units you must do so before the expiration date of the Offer, which is currently scheduled for April 16, 2002.

We will purchase a maximum of 12% of the outstanding Units in our Offer. If Unitholders offer us more, we will prorate our purchase ratably to all sellers. You will be paid promptly following (i) receipt of a valid, properly executed Agreement of Assignment and Transfer (see the enclosed document) and (ii) transfer of the Units to us, subject to Section 4 - "Proration" of the Offer to Purchase and the other terms and conditions of the Offer. All sales of Units will be irrevocable by you, subject to Section 5 - "Withdrawal Rights" of the Offer to Purchase. The Offer to Purchase, Exhibit (a)(1) to the Schedule TO which was previously sent to you, and the Supplement contain a full discussion of the terms of the Offer.

The General Partner does not disclose a net asset value for the Units. If you would like to learn more about the Partnership you may access its public filings at www.sec.gov, the website of the Securities and Exchange Commission, or call the General Partner to request the latest copy of its 10-K (Annual Report), 10-Q (Quarterly Report) and 8-K (Current Report).

If you wish to accept our Offer:

1. Please complete the Medallion Signature Guarantee on the enclosed Agreement of Assignment and Transfer (this can be done by your broker or a bank where you have an account).
2. Return it in the enclosed envelope, along with your Limited
Partnership Certificate (if one was issued to you and is available).

Our offer will expire at 5:00 pm New York time on April 16, 2002, subject to any extension. We encourage you to act promptly. We will automatically extend our Offer by ten business days if any distributions are made by the Partnership within ten business days of the expiration of the Offer. By accepting the offer, you will agree that we are entitled to all distributions made by the Partnership on or after February 15, 2002. Unless the General Partner pays the distribution directly to us or you remit the amount of the distribution to us, we will reduce the Offer Price you receive by the amount of the distribution. If the Offer is extended or a distribution occurs within the Offer period, we will issue a press release. Those who wish to obtain additional information on press releases, possible extensions or how distributions paid by the Partnership may affect the payment process (including the final payment amount) may call our customer service line at the number below. We reserve the right to extend, amend or terminate the Offer.

       Madison Liquidity Investors 117, LLC 6143 South Willow Drive Ste.
                        200 Greenwood Village, CO 80111
           Phone: (800) 269-7313        Facsimile: (303) 957-2098


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Please call us at (800) 269-7313 (toll-free), or send a fax to (303) 957-2098, if you have any questions. If you miss the Expiration Date and still wish to sell, please call us to learn if we are able to accept your Units. Thank you for your consideration of our offer.

Very truly yours,


Madison Liquidity Investors 117, LLC


     Madison Liquidity Investors 117, LLC 6143 South Willow Drive Ste. 200
                          Greenwood Village, CO 80111
        Phone:  (800) 269-7313          Facsimile:  (303) 957-2098